SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

19 December 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Jessica Tan
Group Corporate Secretariat

Encs

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

RECEIVED
2007 JAN -5 A 4:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

SEMBCORP INDUSTRIES WINDS UP DORMANT/INACTIVE SUBSIDIARIES

SembCorp Industries wishes to announce that its dormant subsidiary, Bintan Carrier Services Pte Ltd ("Bintan Carrier") and its inactive wholly-owned subsidiaries, Sembawang Investments Pte Ltd ("SembInv") and SembFood Pte Ltd ("SembFood") have been placed under Members' Voluntary Liquidation. Mr Teo Ban Seng has been appointed as the liquidator for Bintan Carrier and Mr Robert Yam has been appointed as the liquidator for SembInv and SembFood.

The voluntary liquidation of these subsidiaries do not have any material financial impact on SembCorp Group for the financial year ending 31 December 2006.

By Order of the Board

Kwong Sook May
Company Secretary

18 December 2006

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of environmental management services in the region.

SembCorp Industries has total assets of over S$7.0 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

SembCorp Industries

Co Regn No: 199802418D

SEMBENVIRO KK ASIA ENTERS INTO PUT & CALL OPTION AGREEMENT FOR SALE & LEASEBACK OF PROPERTY AT TAMPINES STREET 92

Singapore, December 18, 2006 - SembCorp Industries Ltd ("SembCorp") announces that SembEnviro KK Asia, a subsidiary of SembCorp's wholly-owned SembCorp Environmental Management, has entered into a Put and Call Option Agreement ("option agreement") with HSBC Institutional Trust Services, as trustee of Mapletree Logistics Trust ("MapletreeLog"), for the sale and leaseback of its property at 9 Tampines Street 92, Singapore 528871.

Under the option agreement, MapletreeLog has been granted a call option by SembEnviro KK Asia to purchase the aforementioned property, while SembEnviro KK Asia has been granted a put option to require MapletreeLog to purchase the property. The sale of the property is expected to be completed within three months subject to conditions precedent being fulfilled.

Upon completion, the proceeds from the transaction would be S$11.0 million. The net book value of the property as of December 2006 is S$6.2 million. The difference between the proceeds and the fair value of the property will be amortised over the 10-year leaseback period.

This transaction does not have any material financial impact on SembCorp for the financial year ending December 31, 2006.

-END-

By Order of the Board

Kwong Sook May
Company Secretary

For media & analysts' queries, kindly contact:

Ms. April Lee
Vice President
Group Corporate Relations
DID: +65 6723 3160
Fax: +65 6822 3240
Email: april.lee@sembcorp.com.sg

Ms. Ng Lay San
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Fax: +65 6822 3240
Email: laysan@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of environmental management services in the region.

SembCorp Industries has total assets of over S$7 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.